Exhibit 99.1

Scienjoy Holding Corporation Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, Aug. 20, 2020 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2020.

Second Quarter 2020 Operating and Financial Highlights

●	Total net revenues increased by 8.9% to RMB235.2 million (US$33.3 million) from RMB215.9 million in the same period of 2019.

●	Gross profit increased by 45.8% to RMB58.8 million (US$8.3 million) from RMB40.3 million in the same period of 2019. Gross margin expanded to 25.0% from 18.7% in the same period of 2019.

●	Net income increased by 282.2% to RMB121.7 million (US$17.2 million) from RMB31.8 million in the same period of 2019. Net margin expanded to 51.7% from 14.7% in the same period of 2019.

●	Adjusted net income[1] increased by 37.6% to RMB43.8 million (US$6.2 million) from RMB31.8 million in the same period of 2019. Adjusted net margin expanded to 18.6% from 14.7% in the same period of 2019.

●	Total paying users increased by 41.2% to 277,604 from 196,592 in the same period of 2019.

●	Total number of broadcasters increased by 41.7% to 19,601 from 13,836 in the same period of 2019.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “Our strong performances in the second quarter of 2020 and first half of 2020 continue to underscore the positive reception of users and broadcasters to our vibrant talent show live streaming ecosystem. Through our continuous efforts to work with more professional broadcasters, we have not only heightened the diversity and quality of our live streaming content offerings, but also augmented our number of paying users in turn. Most recently, we announced our plans to acquire the global live streaming platform BeeLive. BeeLive has a strong presence in both domestic and international markets and will thus help to fuel the expansion of our geographic footprint going forward. Looking ahead, we will remain focused on refining our user experience, upgrading our technology, and enhancing our live streaming capabilities to delight more users both in China and around the world.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Despite the ongoing presence of COVID-19, we delivered solid financial results in the second quarter of 2020 as a result of our overarching growth strategy. During the quarter, for example, we grew total net revenues by 8.9% year over year while also ramping up our net income by 282.2% year over year. These expected increases in revenue growth and profitability serve as further reassurance that we are headed in the right direction, both in terms of business development and geographic expansion. Going forward, we remain confident that our healthy financial growth, abundant cash reserves, and prudent cost control measures will continue to deliver lasting shareholder value over the long term.”

Second Quarter 2020 Financial Results

Total net revenues in the second quarter of 2020 increased by 8.9% to RMB235.2 million (US$33.3 million) from RMB215.9 million in the same period of 2019. This increase was driven by our increasing ability to attract and retain paying users and broadcasters on our platform.

Cost of revenues in the second quarter of 2020 increased by 0.5% to RMB176.4 million (US$25.0 million) from RMB175.6 million in the same period of 2019. The slight increase was primarily attributable to a 5.2% year-over-year increase in our revenue sharing fees and content costs, which was in line with the growth of our live streaming operations in the second quarter of 2020.

Gross profit in the second quarter of 2020 increased by 45.8% to RMB58.8 million (US$8.3 million) from RMB40.3 million in the same period of 2019. Gross margin in the second quarter of 2020 expanded to 25.0% from 18.7% in the same period of 2019. Additionally, as we continued to expand our brand influence and enhance the quality of our content offerings, we achieved a 40.0% year-over-year reduction in our user acquisition costs during the second quarter of 2020, which helped to improve our gross margin in turn.

Total operating expenses in the second quarter of 2020 increased by 29.6% to RMB9.4 million (US$1.3 million) from RMB7.3 million in the same period of 2019.

●	Sales and marketing expenses in the second quarter of 2020 increased by 54.5% to RMB1.1 million (US$0.2 million) from RMB0.7 million in the same period of 2019. This increase was mainly due to the additional promotional activities that we executed in the second quarter of 2020 following an uptick in online user traffic as more online users spent an increased amount of time at home watching our live streaming content during the COVID-19 outbreak.

●	General and administrative expenses in the second quarter of 2020 increased by 162.0% to RMB5.2 million (US$0.7 million) from RMB2.0 million in the same period of 2019. This increase was caused by higher employee benefits, increased headcounts, as well as additional consulting and professional fees that we incurred as a result of our listing as a public company.

●	Research and development expenses in the second quarter of 2020 increased by 50.4% to RMB6.7 million (US$0.9 million) from RMB4.4 million in the same period of 2019 due to increased R&D headcounts and benefits to relevant employees as we continued to strengthen our technological capabilities.

●	Provision for doubtful accounts in the second quarter of 2019 was RMB0.1 million. The Company recorded a recovery of bad debt expense of RMB3.6 million in the second quarter of 2020 as a result of its increased collection efforts. The Company expects its provision for doubtful accounts to decline going forward as it has committed more resources to the collection of account receivables.

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Income from operations in the second quarter of 2020 increased by 49.3% to RMB49.4 million (US$7.0 million) from RMB33.1 million in the same period of 2019. Operating margin in the second quarter of 2020 expanded to 21.0% from 15.3% in the same period of 2019.

Change in fair value of contingent consideration in the second quarter of 2020 was RMB77.9 million (US$11.0 million). The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020, involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. A liability is recorded for the estimated fair value of the contingent consideration on the merge date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Net income in the second quarter of 2020 increased by 282.2% to RMB121.7 million (US$17.2 million) from RMB31.8 million in the same period of 2019.  Net margin in the second quarter of 2020 expanded to 51.7% from 14.7% in the same period of 2019.

Adjusted net income in the second quarter of 2020, which excludes changes in fair value of contingent consideration, increased by 37.6% to RMB43.8 million (US$6.2 million) from RMB31.8 million in the same period of 2019. Adjusted net margin in the second quarter of 2020 expanded to 18.6% from 14.7% in the same period of 2019.

Basic and diluted net income per ordinary share in the second quarter of 2020 were both RMB5.6 (US$0.79). In comparison, basic and diluted net income per ordinary share in the second quarter of 2019 were RMB1.64 and RMB1.59, respectively.

Adjusted basic and diluted net income per ordinary share in the second quarter of 2020 were both RMB2.01 (US$0.29). In comparison, adjusted basic and diluted net income per ordinary share in the second quarter of 2019 were RMB1.64 and RMB1.59, respectively.

As of June 30, 2020, the Company had cash and cash equivalents of RMB190.9 million (US$27.0 million) compared to RMB137.4 million as of December 31, 2019.

Business Outlook

The Company expects its total net revenues to be in the range of RMB293.0 million to RMB303.0 million in the third quarter of 2020. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

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Recent Developments

On May 7, 2020, the Company, formerly known as Wealthbridge, consummated the transactions (the “Transaction”) contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of October 28, 2019, pursuant to which the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. and changed its name to Scienjoy Holding Corporation. Upon the closing of the Transaction, the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. in exchange for approximately 16.4 million ordinary shares and 3 million shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc. Scienjoy Inc. was determined to be the accounting acquirer given that the original shareholders of Scienjoy Inc. effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Wealthbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Scienjoy Inc. for the net monetary assets of Wealthbridge, accompanied by a recapitalization. Scienjoy Inc. is determined as the predecessor, and the historical financial statements of Scienjoy Inc. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization.

On June 30, 2020, the Company determined that, as of June 30, 2020 (the last business day of the Company’s most recently completed second fiscal quarter), the Company qualified as a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, effective immediately after the filing of the Form 8-K announcing this determination on July 1, 2020, the Company has begun reporting under the Exchange Act as a foreign private issuer, including the filing of annual reports on Form 20-F and current reports on Form 6-K. In addition, the Company is no longer subject to certain reporting obligations that are only applicable to domestic registrants, which include, but are not limited to, the federal proxy rules under the Exchange Act.

On August 10, 2020, the Company entered into an Equity Acquisition Framework Agreement (the “Agreement”) to acquire 100% of the equity interest in BeeLive from its two controlling companies. Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares to be issued by the Company. The share consideration payments are subject to certain performance conditions and requirements over the following three years. The Company believes the acquisition will generate powerful synergies and significantly bolster the Company’s competitive advantages in the industry going forward.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates three primary online live streaming brands with their respective websites and mobile apps: Showself, Lehai, and Haixiu, each using Scienjoy’s own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional “broadcasters” to end-users, allowing for the operation of live social video communities. Using Scienjoy’s mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster. For more information, please see http://ir.Scienjoy.com/.

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Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2020, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31	As of June 30
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	137,351	190,928	27,024
Accounts receivable, net	120,110	114,873	16,259
Prepaid expenses and other current assets	11,557	57,059	8,076
Amounts due from related parties	7	7	1
Loan receivables - related parties	500	-	-
Interest receivable	-	528	75
Total current assets	269,525	363,395	51,435

Property and equipment, net	736	658	93
Intangible assets, net	195	434	61
Long term investment	5,000	5,000	708
Long term deposits and other assets	2,761	1,239	175
Deferred IPO costs	1,307	-	-
Deferred tax assets	474	114	16
Total non-current assets	10,473	7,445	1,053
TOTAL ASSETS	279,998	370,840	52,488

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	27,163	34,404	4,869
Accrued salary and employee benefits	8,727	6,335	897
Accrued expenses and other current liabilities	6,852	7,912	1,120
Current portion of contingent consideration – earn-out liability	-	105,977	15,000
Income tax payable	8,435	9,064	1,283
Loan payables - related parties	5,525	-	-
Amounts due to related parties	8,482	-	-
Deferred revenue	40,288	34,458	4,877
Total current liabilities	105,472	198,150	28,046
Non-current liabilities
Contingent consideration – earn-out liability	-	84,781	12,000
Total non-current liabilities	-	84,781	12,000
TOTAL LIABILITIES	105,472	282,931	40,046
Commitments and contingencies
Shareholders’ equity*
Ordinary share, no par value, unlimited shares authorized, 19,400,000 and 23,250,583 shares issued and outstanding as of December 31, 2019 and June 30, 2020*, respectively	9,664	(235,229)	(33,295)
Statutory reserves	12,059	17,289	2,447
Retained earnings	152,803	306,928	43,443
Accumulated other comprehensive loss	-	(1,079)	(153)
Total shareholder’s equity	174,526	87,909	12,442
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	279,998	370,840	52,488

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended			For six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Live streaming - consumable virtual items revenue	207,610	227,402	32,187	389,630	437,023	61,856
Live streaming - time based virtual items revenue	7,239	6,600	934	13,798	12,269	1,737
Technical services	1,050	1,167	165	1,050	2,152	305
Total revenues	215,899	235,169	33,286	404,478	451,444	63,898

Cost of revenues	(175,569)	(176,388)	(24,966)	(328,790)	(340,858)	(48,245)
Gross profit	40,330	58,781	8,320	75,688	110,586	15,653
Operating expenses
Sales and marketing expenses	(715)	(1,105)	(156)	(1,525)	(2,512)	(356)
General and administrative expenses	(1,991)	(5,217)	(739)	(3,401)	(8,699)	(1,232)
Recovery (provision) for doubtful accounts	(126)	3,577	506	(808)	3,143	445
Research and development expenses	(4,441)	(6,679)	(945)	(8,353)	(13,043)	(1,846)
Total operating expenses	(7,273)	(9,424)	(1,334)	(14,087)	(21,111)	(2,989)
Income from operations	33,057	49,357	6,986	61,601	89,475	12,664
Interest income	157	815	115	295	1,349	191
Other expenses, net	(14)	(4,258)	(603)	(358)	(5,255)	(744)
Foreign exchange (loss) gain, net	6	(173)	(24)	(3)	(168)	(24)
Change in fair value of contingent consideration	-	77,898	11,026	-	77,898	11,026
Income before income taxes	33,206	123,639	17,500	61,535	163,299	23,113
Income tax expenses	(1,367)	(1,944)	(275)	(2,748)	(3,944)	(558)
Net income	31,839	121,695	17,225	58,787	159,355	22,555
Other comprehensive loss - foreign currency translation adjustment	-	(1,079)	(153)	-	(1,079)	(153)
Comprehensive income attributable to the Company’s shareholders	31,839	120,616	17,072	58,787	158,276	22,402
Weighted average number of shares*
Basic	19,400,000	21,739,833	21,739,833	19,400,000	20,563,860	20,563,860
Diluted*	20,002,000	21,739,833	21,739,833	20,002,000	20,563,860	20,563,860
Earnings per share
Basic	1.64	5.60	0.79	3.03	7.75	1.10
Diluted	1.59	5.60	0.79	2.94	7.75	1.10

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization

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Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$

Net income	31,839	121,695	17,225	58,787	159,355	22,555
Less:
Change in fair value of contingent consideration	-	77,898	11,026	-	77,898	11,026
Adjusted net income	31,839	43,797	6,199	58,787	81,457	11,529

Adjusted net income per ordinary share*
Basic	1.64	2.01	0.29	3.03	3.96	0.56
Diluted	1.59	2.01	0.29	2.94	3.96	0.56

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization

[1] (1)  “Adjusted net income” is defined as net income excluding change in fair value of contingent consideration. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

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